SECURIT 03014224 ;SSION
Washington, D.C. 20549

50 3/6/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-050285

FEB 20 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AllegisOne Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Corporate Plaza, Suite 150
(No. and Street)

Newport Beach, California 92660
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald Struck (949) 706-9349
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Corbin & Company, LLP
(Name – *if individual, state last, first, middle name*)

2603 Main Street, Suite 600, Irvine, CA 92614
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ALLEGISONE SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2002	December 31, 2001
Current assets:		
Cash and cash equivalents	$ 7,000	$ 28,008
Due from clearing broker	-	1,704
Prepaids and other	385	-
	$ 7,385	$ 29,712
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ -	$ 3,565
Advances from stockholders	-	4,234
Note payable	-	12,200
Income tax payable	800	-
Total current liabilities	800	19,999
Commitments and contingencies		
Stockholder's equity:		
Common stock, no par value; 1,000 shares authorized, issued and outstanding	25,000	25,000
Contributed capital	42,350	17,284
Accumulated deficit	(60,765)	(32,571)
Total stockholder's equity	6,585	9,713
	$ 7,385	$ 29,712